Exhibit 99.1

Ellomay Capital Ltd. and its Subsidiaries Condensed Consolidated Interim Financial Statements As at June 30, 2015 (Unaudited)

Contents

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Financial Position (Unaudited)

		June 30	December 31
		2015	2014
	Note	US$ in thousands
Assets

Current assets
Cash and cash equivalents		11,691	15,758
Marketable securities		5,038	3,650
Short-term deposits		-	3,980
Restricted cash		262	283
Trade receivables		102	214
Other receivables and prepaid expenses		7,027	5,929
		24,120	29,814
Non-current assets
Investment in equity accounted investee	6	35,922	27,237
Financial assets		5,972	1,912
Property, plant and equipment, net	5	83,711	93,513
Restricted cash and deposits		5,620	5,134
Other assets		1,274	1,477
		132,499	129,273

Total assets		156,619	159,087

Liabilities and Equity
Current liabilities
Loans and borrowings		1,462	677
Debentures		5,044	4,884
Accounts payable		1,097	1,229
Accrued expenses and other payables		3,672	4,134
		11,275	10,924
Non-current liabilities
Finance lease obligations		5,032	5,646
Long-term loans		3,602	4,039
Debentures		41,486	40,042
Other long-term liabilities		3,193	4,310
		53,313	54,037

Total liabilities		64,588	64,961

Equity
Share capital		26,240	26,180
Share premium		76,940	76,932
Treasury shares		(522)	(522)
Reserves		(12,887)	(8,127)
Retained earnings (Accumulated deficit)		2,363	(353)
Total equity attributed to shareholders of the Company		92,134	94,110
Non-Controlling Interest		(103)	16

Total equity		92,031	94,126

Total liabilities and equity		156,619	159,087

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income (Loss) (Unaudited)

		For the six months ended June 30
		2015	2014
	Note	US$ in thousands (except per share data)
Revenues		7,228	7,531
Operating expenses		1,362	1,529
Depreciation expenses		2,456	2,615
Impairment charges	5	-	574
Gross profit		3,410	2,813

General and administrative expenses		1,706	2,348
Company’s share of gain (losses) of investee accounted for at equity		217	(230)
Other income, net	6	57	1,843
Operating Profit		1,978	2,078

Financing income		122	736
Financing income (expenses) in connection with derivatives reevaluation , net		5,306	(343)
Financing expenses		(4,101)	(2,915)
Financing income (expenses), net		1,327	(2,522)

Profit (loss) before taxes on income		3,305	(444)

Taxes on income		708	78

Net income (loss) for the period		2,597	(522)

Income (Loss) attributable to:
Shareholders of the Company		2,716	(516)
Non-controlling interests		(119)	(6)

Net income (loss) for the period		2,597	(522)

Other comprehensive income (loss)
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments		699	(303)

Items that would not be reclassified to profit or loss:
Presentation currency translation adjustments		(5,459)	(769)

Total other comprehensive loss		(4,760)	(1,072)

Total comprehensive loss		(2,163)	(1,594)

Basic net earnings (loss) per share		0.26	(0.05)
Diluted net earnings (loss) per share		0.25	(0.05)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)

		Attributable to owners of the Company						Non- controlling interests	Total Equity
					Translation
			Retained		reserve	Presentation
			earnings		from	currency
	Share	Share	(Accumulated	Treasury	foreign	translation
	capital	premium	Deficit)	shares	operations	reserve	Total
	US$ in thousands
For the six months ended
June 30, 2015

Balance as at
January 1, 2015	26,180	76,932	(353)	(522)	955	(9,082)	94,110	16	94,126
Income for the period	-	-	2,716	-	-	-	2,716	(119)	2,597
Other comprehensive loss	-	-	-	-	699	(5,459)	(4,760)	-	(4,760)
Total comprehensive loss	-	-	2,716	-	699	(5,459)	(2,044)	(119)	(2,163)
Cost of share-based payments	-	24	-	-	-	-	24	-	24
Warrants and options exercise	60	(16)	-	-	-	-	44	-	44
Balance as at
June 30, 2015	26,240	76,940	2,363	(522)	1,654	(14,541)	92,134	(103)	92,031

		Attributable to owners of the Company						Non- controlling interests	Total Equity
					Translation
					reserve	Presentation
					from	currency
	Share	Share	Accumulated	Treasury	foreign	translation
	capital	premium	deficit	shares	operations	reserve	Total
	US$ in thousands
For the six months ended
June 30, 2014

Balance as at
January 1, 2014	26,180	76,932	(7,011)	(522)	4,154	-	99,733	28	99,761
Loss for the period	-	-	(516)	-	-		(516)	(6)	(522)
Other comprehensive loss	-	-	-	-	(303)	(769)	(1,072)	-	(1,072)
Total comprehensive loss	-	-	(516)	-	(303)	(769)	(1,588)	(6)	(1,594)

Balance as at
June 30, 2014	26,180	76,932	(7,527)	(522)	3,851	(769)	98,145	22	98,167

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

	Six months ended June 30
	2015	2014
	US$ thousands
Cash flows from operating activities
Income (loss) for the period	2,597	(522)
Adjustments for:
Financing (income) expenses, net	(1,327)	2,522
Impairment charges	-	574
Depreciation	2,456	2,615
Share-based payment	24	-
Company’s share of losses (income) of investees accounted for at equity	(217)	230
Decrease (increase) in trade receivables	95	(74)
Increase in other receivables and prepaid expenses	(2,306)	(2,259)
Increase in other assets	(4,370)	(1,478)
Decrease in accrued severance pay, net	-	(27)
(Decrease) increase in trade payables	(49)	177
Increase in accrued expenses and other payables	5,536	541
Tax expenses	708	78
Tax (paid) received	(95)	181
Interest received	93	58
Interest paid	(1,449)	(2,525)

Net cash provided by operating activities	1,696	91

Cash flows from investing activities
Purchase of property and equipment	-	(92)
Advance payment on account of investment	-	(408)
Investment in equity accounted investees	(7,456)	(4,058)
(Investment in) proceeds from restricted cash	(550)	5,321
Investment in Marketable Securities	(1,350)	-
Proceeds from deposits	3,980	5,153

Net cash (used in) provided by investing activities	(5,376)	5,916

Cash flows from financing activities
Repayment of loans	(424)	(25,506)
Short-term loans, net	910	-
Proceeds from options and warrants exercised	44	-
Proceeds from loans and Debentures, net	-	55,791

Net cash provided by financing activities	530	30,285

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (Unaudited) (cont'd)

	Six months ended June 30
	2015	2014
	US$ thousands
Exchange differences on balance of cash and cash equivalents	(917)	(637)

Increase (decrease) in cash and cash equivalents	(4,067)	35,655
Cash and cash equivalents at the beginning of the period	15,758	7,238

Cash and cash equivalents at the end of the period	11,691	42,893

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2015

Note 1 – General

Ellomay Capital Ltd. (hereinafter - the "Company"), is an Israeli Company operating in the business of energy and infrastructure, and its operations currently mainly include production of renewable and clean energy. As of June 30,2015, the Company owns sixteen photovoltaic plants (each, a “PV Plant” and, together, the “PV Plants”) that are connected to their respective national grids and operating as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp, (ii) three photovoltaic plants in Spain with an aggregate installed capacity of approximately 5.6 MWp, and (iii) 85% of one photovoltaic plant in Spain with an installed capacity of approximately 2.3 MWp. In addition, the Company indirectly owns approximately 9.2% of Dorad Energy Ltd. (hereinafter - “Dorad”) and holds an option to increase its indirect holdings in Dorad under certain conditions to 9.375%.

The ordinary shares of the Company are listed on the NYSE MKT (under the symbol “ELLO”) and on the Tel Aviv Stock Exchange (under the symbol “ELOM”). The address of the Company’s registered office is 9 Rothschild Blvd., Tel Aviv, Israel.

Note 2 - Basis of Preparation

A.           Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2014 (hereinafter – “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue on December 3, 2015.

B.           Use of estimates and judgments

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Note 3 - Significant Accounting Policies

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

Note 4 - Seasonality

Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Thus, low radiation levels during the winter months decrease power production.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2015

Note 5 - Impairment charges

Following the approval by the Italian parliament in August 2014 and the conversion into law of the Italian decree (the "Decree"), executed by the Italian President in June 2014, providing for a decrease in the Feed-in-Tariff ("FiT") guaranteed to existing photovoltaic plants with installed capacity of more than 200 kW ("Law 116/2014"), the Company examined as at June 30, 2014, in accordance with IAS 36, the recoverability of its photovoltaic plants in Italy and recognized an impairment loss of $ 574 thousand during the six months ended June 30, 2014. During the fourth quarter of 2014, the Company reexamined the impairment charges recorded and determined to reverse the impairment charges due to changes in market conditions.

Note 6 - Investee Companies and Other Investments

Information about investee companies and other investments

U. Dori Energy Infrastructures Ltd. (“Dori Energy”)-

The Company through its wholly owned subsidiary, Ellomay Clean Energy Ltd. ("Ellomay Energy") entered into an Investment Agreement (the "Dori Investment Agreement") with Dori Group Ltd. ("Dori Group"), and Dori Energy, with respect to an investment in Dori Energy. Dori Energy holds 18.75% of the share capital of Dorad, which owns an approximate 800 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel (the "power plant").

On May 12, 2014 Dorad was issued production licenses for 20 years and a supply license for one year and on May 19, 2014 Dorad began commercial operation of the power plant. In July 2015, Dorad was issued a long term supply license that will expire on May 11, 2034

During the six month period ended June 30, 2015, the Company extended approximately $ 1,800 thousand subordinated shareholder loans to Dori Energy. The shareholder loans are linked to the Israeli CPI and bear an annual interest rate of 3% higher than the annual interest Dorad is committed to pay to Dorad's financing consortium during the financial period in respect of the "senior debt" (5.5% as at June 30, 2015, i.e., the annual interest rate on the shareholder loans was 8.5% as at June 30, 2015).

Dorad provided, through its shareholders at their proportionate holdings, additional guarantees in favor of the Public Utilities Authority - Electricity ("the Electricity Authority") in order to comply with its license conditions and as required by its agreement with Israel Electric Corporation. The Company's share of the total performance guarantees provided by Dorad amounts to approximately NIS 10.2 million (approximately $ 2.7 million).

On April 2015, the Company provided a notice of exercise of the first option to acquire additional share capital of Dori Energy. The first option is one of two options held by the Company in connection with its holdings in Dori Energy and was due to expire on May 19, 2015. The second option covers an additional 1% of Dori Energy's outstanding shares (i.e., an increase of the Company's holdings in Dori Energy to 50% and indirect holdings in Dorad to 9.375%) and is in effect until May 19, 2016.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2015

Note 6 - Investee Companies and Other Investments (cont’d)

Information about investee companies (cont’d)

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)-

Following the exercise of this first option, the Company’s holdings in Dori Energy increased from 40% to 49% and the Company’s indirect ownership of Dorad increased from 7.5% to 9.1875%. In addition to the fair value of the option of approximately NIS 66 thousand (approximately $17 thousand), the aggregate amount paid by the Company in connection with the exercise of the first option amounted to approximately NIS 28,207 thousand (approximately $7,386 thousand) and includes the exercise price of NIS 21,600 thousand (approximately $5,656 thousand) and the amount of approximately NIS 6,607 thousand (approximately $1,730 thousand) required in order to realign the shareholders loans provided to Dori Energy by its shareholders with the new ownership structure.

As at the date of these financial statements, the Company has determined provisionally fair value of the acquired assets and liabilities and allocated the consideration mostly, but not solely, to costumers’ contracts and goodwill.

On August 6, 2015, the Israeli Public Utilities Authority – Electricity published for public hearing a decision decreasing the electricity rates and establishing the rate in respect of "system management service charges". On September 7, 2015 a decision was published reducing the electricity rates. According to this decision, the production tariff, based on which Dorad’s customers are charged and to which the price of the gas is linked, will be reduced by about 6.8% as from September 13, 2015.

Pumped Storage Projects (“PSP”) –

As discussed in note 6 to the annual financial statements, with respect to loan agreement with Erez Electricity Ltd. (“Erez Electricity”), in July 2014, following the financial closing of the pumped storage project in the Gliboa, Israel (“PSP Gilboa”), the Company received the first installment of NIS 1,200 thousand (approximately $ 349 thousand) in July 2014. The Company believes it will be entitled to receive also the second installment amounting to NIS 5,500 thousand (approximately $ 1,459 thousand). The Company recorded the aforementioned amounts as other income. The second installment is contingent upon receipt of permanent licenses for generation of power and the approval of the technical advisor appointed by the financial institutions that have financed PSP Gilboa to the transfer from set up phase to operational phase. As at June 30, 2015, the Company estimated the fair value of the second installment to be paid at approximately NIS 5,000 thousand (approximately $ 1,326 thousand) using a discounted cash flow model.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2015

Note 7 - Financial Instruments

Fair value

(1)           Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, other short-term investments, deposits, derivatives, bank overdraft, short-term loans and borrowings, trade payables and other payables are the same or proximate to their fair value.

The fair values of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	June 30, 2015
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	US$ in thousands
Non-current liabilities:
Debentures	46,530	48,643	-	-
Loans from banks and others (including current maturities)	4,726	-	4,580	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.85%
Finance lease obligations (including current maturities)	5,370	-	5,236	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.85%
	56,626	48,643	9,816	-

	December 31, 2014
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	US$ in thousands
Non-current liabilities:
Debentures	44,926	45,468
Loans from banks and others (including current maturities)	4,354	-	4,297	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.85%
Finance lease obligations (including current maturities)	6,008	-	5,850	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.85%
	55,288	45,468	10,147	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2015

Note 7 - Financial Instruments (cont’d)

Fair value (cont’d)

(2)           Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value on the temporal basis using valuation methodology in accordance with hierarchy fair value levels. The various levels are defined as follows:
—	Level 1: quoted prices (unadjusted) in active markets for identical instruments.
—	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
—	Level 3: inputs that are not based on observable market data (unobservable inputs).

	June 30, 2015
	Level 1	Level 2	Level 3	Total
	US$ in thousands

Income receivable in connection with the Erez electricity pumped storage project			1,326	1,326
Marketable securities		5,038		5,038
Forward contracts		2,602		2,602
Swap contracts	-	(148)		(148)

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	US$ in thousands

Option to acquire additional shares in investee	-	-	17	17

Income receivable in connection with the Erez electricity pumped storage project			1,238	1,238
Marketable securities	-	3,650	-	3,650
Forward contracts	-	657	-	657
Swap contracts	-	(3,807)	-	(3,807)

There have been no transfers from any Level to another Level during the six months ended June 30, 2015.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2015

Note 7 - Financial Instruments (cont’d)

Fair value (cont’d)

(3)           Details regarding fair value measurement at Levels 2 and 3

Swap contracts – fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Forward contracts – fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Other asset – refers to a receivable in connection with PSP Gilboa. The fair value is estimated according to the cash flows expected to be received in 4.5 years following the financial closing of PSP Gilboa, discounted at a weighted interest rate reflecting the credit risk of the debtor.

 (4)           Level 3 financial instruments carried at fair value

The table hereunder presents reconciliation from the opening balance to the closing balance of financial instruments carried at fair value level 3 of the fair value hierarchy:

	Financial assets
	Option to purchase Additional shares in investee	Income receivable in connection with PSP Gilboa
	US$ in thousands
Balance as at December 31, 2013	389	-
Total income recognized in profit or loss	(372)	1,704
Paid	-	(349)
Foreign Currency translation adjustments	(* )	(117)

Balance as at December 31, 2014	17	1,238
Exercise	(17)	-
Total income recognized in profit or loss	-	185
Foreign Currency translation adjustments	-	(97)

Balance as at June 30, 2015	-	1,326

*       Less than $1 thousand

Note 8 – Significant Events

On June 29, 2015, one of the Company's wholly-owned Italian subsidiaries entered into a loan agreement (the “Loan Agreement”) with UBI Banca S.c.p.a. (“UBI”), pursuant to which it shall receive financing amounting to approximately Euro 10,680 thousand bearing interest at the Euribor 6 month rate plus a range of 2.85% per annum. The interest on the loan and principal are repaid semi-annually. The final maturity date of this loan is December 31, 2029. Draw down of the loan has occurred in September 2015.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2015

Note 9 - Subsequent Events

As discussed in Note 23 to the annual financial statements, on March 18, 2015, the Company’s Board of Directors adopted a dividend distribution policy (the “Policy”), pursuant to which the Company intends to distribute a dividend of up to 33% of the annual distributable profits each year, either by way of a cash dividend, a share buyback program or a combination of both. During the period July 1, 2015 - September 30, 2015 the Company repurchased ordinary 66,238 shares for an aggregate consideration of approximately $500 thousand.

In July 2015, the Company acquired an additional 15% interest in Ellomay Spain S.L., owner of a photovoltaic plant in Spain with an installed capacity of approximately 2.3 MWp, for approximately EUR 775 thousand (approximately $868 thousand), increasing its ownership in Ellomay Spain S.L. from 85% to 100%.

For information regarding the Israeli Public Utilities Authority – Electricity changes in rates policy see Note 6.

During August 2015, the Company received an aggregate amount of approximately $1,123 thousand as consideration in connection with the exercise of employee stock options to acquire 132,195 ordinary shares.